 Exhibit (k)(9)

April 30, 2021

First Eagle Credit Opportunities Fund
1345 Avenue of the Americas
New York, NY 10105

Re: Expense Limitation for First Eagle Credit Opportunities Fund (the “Fund”)

Dear First Eagle Credit Opportunities Fund:

First Eagle Investment Management, LLC (the “Investment Adviser”) and the Fund hereby confirm their agreement as follows, which supersedes and replaces in full the corresponding agreements approved by the Fund on September 11, 2020 and September 20, 2020 (the “Preceding Agreements”) during the Limitation Period (as defined below). For the avoidance of doubt, nothing herein shall amend, alter or supersede the ability of the Investment Adviser to seek reimbursement or repayment under the Preceding Agreements.

For the periods noted on Schedule A attached hereto (each a “Limitation Period”), the Investment Adviser agrees to waive fees and/or reimburse annual operating expenses (excluding interest, the advisory fee and subadvisory fee (which have been waived until April 30, 2022), taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“Annual Operating Expenses”) so that the Annual Operating Expenses of each respective Class of the Fund’s shares are limited to the respective rate per annum, as noted on Schedule A, of that respective Class’ average daily net assets (each an “Expense Limitation”). Commitment fees relating to borrowings are treated as interest for purposes of this section.

The Fund agrees to repay the Investment Adviser out of assets attributable to its respective Class noted on Schedule A for any fees waived or expenses reimbursed by the Investment Adviser pursuant to the terms of this letter, provided that the repayment does not cause that Class’ Annual Operating Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Investment Adviser, whichever is lower. Any such repayment must be made within three years after the year in which the Fund incurred the expense.

The Investment Adviser understands that it shall look only to the assets attributable to the respective Class of the Fund for performance of this Agreement and for payment of any claim the Investment Adviser may have hereunder, and no other Class of the Fund, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and is to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York. Any amendment to this Agreement shall be in writing signed by the parties hereto, and requires approval of the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust as that term is defined in the Investment Company Act of 1940.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same.

FIRST EAGLE CREDIT OPPORTUNITIES FUND

By: _____________________________

Name: Sheelyn M. Michael

Title: Secretary and Deputy General Counsel

Agreed and Acknowledged:

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:

Name: Mehdi Mahmud

Title: President and Chief Executive Officer

[Signature page to Expense Limitation Agreement]

SCHEDULE A

Class	Limitation Period	Expense Limitation
A	4/30/21 through 4/30/2022	1.00%
I	4/30/21 through 4/30/2022	0.25%